

Mail Stop 3720

September 20, 2007

Mr. Enzo Taddei
Chief Financial Officer
Logica Holdings, Inc.
82 Avenue Road
Toronto, Ontario M5R 2H2, Canada

      Re: **Logica Holdings, Inc.**
            Form 10-KSB for the Year Ended December 31, 2006
            Filed May 15, 2007

            Form 10-QSB for the Quarter Ended June 30, 2007
            File No. 0-50621

Dear Mr. Taddei:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis or Plan of Operation, page 16

Results of Operations, page 19

1.   We refer to the increase in travel sales of $115,234 from 2005 to 2006. You state
        that the increase was due to travel sales of consumer rewards revenue. It is not
        clear what you mean by "travel sales of consumer rewards." Please explain.
        Further, based on your revenue recognition policy as described on page F-9,
        revenue associated with your travel business represents commissions earned,
        presented on net basis. Please tell us if the increase in revenue described in this
        section is the commissions earned. If not, please explain in sufficient detail to
        provide us with an understanding of the components of your reported revenue.

2.   Please revise to describe the types of costs included in costs of sales.

3.   We note from your segment disclosures that the operating loss by segment has
        changed significantly from 2005. In accordance with Item 303 of Regulation S-
        B, revise to provide a discussion and analysis of your business as a whole and by
        segment as necessary to provide investors with a view of the business as seen
        through the eyes of management. Clearly articulate the underlying drivers that
        resulted in the material changes in operating income and loss for the periods
        presented. Please also refer to and the Commission's Interpretive Release on
        Management's Discussion and Analysis of Financial Condition and Results of
        Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm for
        further guidance.

4.   We note from your disclosures on page 20 that you intend to expand your loyalty
        and rewards program in the future. It is not clear; however, why management
        intends to deploy its resources on a segment of its business that reported minimal
        revenue and accounted for more than the majority of the losses in 2006. Please
        revise to describe in better detail the most important matters on which a
        company's executives focus in evaluating financial condition and operating
        performance and provide the context for the discussion and analysis of the
        financial statements.

Consolidated Financial Statements

Location of Auditor

5.   Tell us why your audit report was signed by an audit firm based in Toronto,
        Canada. Please note that in accordance with Article 2 of Regulation S-X, we
        believe that the audit report of a registrant (that is not a foreign private issuer)
        should ordinarily be rendered by an auditor licensed in the United States. Please
        refer to section 5.J of "International Reporting and Disclosure Issues in the
        Division of Corporation Finance" on the Commission's website at
        http://www.sec.gov/divisions/corpfin/internatl/issues1004.htm for further
        guidance.

6.   We note that your audit report was signed by an audit firm based in Toronto,
        Canada. Ask your auditors, and tell us where the majority of the audit work was
        conducted and how they concluded that it was appropriate to include an audit
        report issued by an auditor licensed in Canada considering that all of your
        operations were in Australia.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-8

(f) Revenue Recognition, page F-9

7.   We note your revenue recognition policy associated with the consumer reward
        points program. We note from your disclosures beginning on page 4 that you
        invoice the merchant members monthly for the dollar value associated with the
        points earned by program members. In note 3, you state that you recognize
        commission income from the participating vendors when points have been
        requested to be redeemed by the participating vendor's customer and collectibility
        is reasonably assured. The chronological order of events in the earnings process
        and your related revenue recognition policy are not clear. Please describe for us
        in sufficient detail the process and your basis for determining when the revenue
        recognition criteria set forth in SAB Topic 13.A.

8.   In future filings, revise to clarify that you report revenue from your travel agency
        segment on a net basis, describing the impact of net reporting.

Note 5. Consumer Reward Points Program, page F-18

9.   From your disclosure in this section, you state that participating reward point
        program partners remit cash amounts to you for the amount of points earned by
        the end consumer at the time of purchase. In note 1(f), you state that you receive
        a commission from the vendor. It is not clear to us exactly how this program is
        operated. Please describe for us the program in sufficient detail, providing a
        typical example depicting the revenue recognition cycle. Please also describe for
        us how the costs of the program are recorded. Please also describe for us how
        you determine the liability for unredeemed points.

Note 7. Convertible Debenture, page F-19

10.   It appears to us that you sold debentures to the Winterman Group at different
        dates in 2006. Tell us of the various issuance dates and the market value of your
        stock at the date of each issuance.

11.   It appears that the conversion feature in your convertible debt met the definition
        of an embedded derivative under paragraph 12 of SFAS 133 as of December 31,
        2006, which should be separated from the debt host and accounted for at fair
        value, unless it meets the scope exception in paragraph 11(a). To determine
        whether the scope exception is met, the conversion feature should be analyzed
        under EITF 00-19.

        The first step in the analysis is to determine whether the convertible debt meets
        the definition of a conventional convertible instrument in paragraph 4 of EITF 00-
        19. If it qualifies as a conventional convertible instrument, the embedded
        conversion option is not separated from the convertible debt. However, if it does
        not qualify as a conventional convertible instrument, the embedded conversion
        feature is required to be analyzed further under paragraphs 12-32 of EITF 00-19.

        It appears that your convertible debt is not a conventional convertible instrument
        based on the conversion terms disclosed on page F-19. With regard to the
        conversion terms, it appears that the convertible debentures do not meet the
        definition of conventional convertible debt in paragraph 4 of EITF 00-19 since the
        debt is not convertible into a fixed number of shares. As a result, you are required
        to analyze further the conversion feature under paragraphs 12-32 of EITF 00-19.

        Based on further analysis under paragraphs 12-32 of EITF 00-19, we note that
        since the debentures can be converted into common stock at the lower of $0.10
        per share or the market price of the stock at the time of the election, it appears that
        the number of shares that could be required to be delivered upon net-share
        settlement is essentially indeterminate (paragraph 20 of EITF 00-19).

Accordingly net-cash settlement should be assumed. Therefore, it appears that you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Please revise or advise.

Form 10-QSB for the Six Months Ended June 30, 2007

Consolidated Balance Sheets, page 1

12.	We refer to your balance in accounts receivable and related allowance for doubtful accounts as of June 30, 2007. It appears from the change in the accounts receivable balance, in conjunction with the amount of revenue earned during the six months ended June 30, 2007, that you did not collect any receivables during this time. Please tell us about the underlying changes in your receivables balance. Further, despite a significantly larger receivables balance at June 30, 2007, it is not clear why the corresponding allowance for doubtful accounts decreased from December 31, 2007. Please explain.

Condensed Consolidated Statements of Stockholders' Deficit, page 4

13.	We note that on April 23, 2007 you completed a reverse stock split at a ratio of 15:1 and that the issued and outstanding common shares were reduced from 36,838,400 to 2,452,198 with an amended par value of $.15 per share. In this regard, revise the statement of stockholders' deficit to retroactively reflect the reverse stock split for all periods presented.

Notes to Consolidated Financial Statements

Note 2. Going Concern, page 6

14.	We note your disclosure that your business plan indicates profitable operation in the coming year. Please describe the financial difficulties giving rise to this uncertainty and provide a discussion of a viable plan that has the capacity of removing the threat to the continuation of your business.

Item 3. Controls and Procedures, page 17

15.	We refer to the first sentence in the disclosure controls and procedures paragraph where you disclose that the company did not evaluate the effectiveness of the design and operation of its disclosures controls and procedures. We further note your reference to an evaluation that resulted in a determination that disclosure controls and procedures were not effective. Please reconcile these two conflicting statements for us and tell us if you performed a review of the company's disclosure controls and procedures as of June 30, 2007. If you performed a review tell us how you concluded and your basis for that conclusion. If you did not review the disclosure controls and procedures, please explain the company's position in sufficient detail.

Form 8-K dated July 13, 2007

16.   It appears that Logica Holdings, Inc., formerly known as Maximum Awards, Inc., completed the acquisition of Plays on the Net, plc, Anne's World Unlimited, and Curtain Rising, Inc. effective July 9, 2007 by issuing 12 million shares, representing approximately 85% of the company's common stock. It appears to us that you accounted for this acquisition as a business combination; however, it is unclear to us who you determined to be the accounting acquirer. Addressing the factors in paragraph 17 of SFAS 141, please tell us who the accounting acquirer is.

17.   Refer to the pro forma financial statements herein presented. Your pro forma financial statements should be in columnar form starting with condensed historical statements for each entity follow by a column showing the pro forma adjustments, and then another column showing pro forma results. The pro forma adjustments should include the allocation of the purchase price and footnotes explaining any assumption. Refer to Rule 310(d) of Regulation S-B and revise.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director